

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

<u>Via E-mail</u>
Matthew J. Meloy
Chief Financial Officer
Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, Texas 77002

> **Re:** **Targa Resources Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 16, 2012**
> **File No. 333-182567**

Dear Mr. Meloy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that you must clear all outstanding staff comments with respect to the review of your annual report on Form 10-K for the fiscal year ended December 31, 2011 before we will consider a request for acceleration of the effectiveness of this registration statement.

2. We note the second sentence to footnote 3 of your fee table included with your initial filing. Please confirm the following:

   - Notwithstanding any exchange, conversion or exercise, the total offering will in no event exceed $300,000,000;

   - Your fee table sets forth all securities which may be issued in exchange for, or upon conversion or exercise of, the securities you are registering; and

- If you intend to rely on Rule 416 under the Securities Act of 1933, you must rephrase your footnote to comply with the limitations of the Rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: David Oelman, Esq.